Filed by Sphere 3D Corp. pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Rainmaker Worldwide Inc.
Filer's Commission File Number: 001-36532
Subject Company's Commission File Number: none
Date: August 27, 2020

Rainmaker and Sphere 3D to Present at

LD Micro "LD500" Virtual Conference

LOS ANGELES, CA / ACCESSWIRE / August 27, 2020 / Sphere 3D Corp. (NASDAQ: ANY) ("Sphere 3D") and Rainmaker Worldwide Inc. (OTC: RAKR) ("Rainmaker"), today jointly announced that they will present at the LD Micro "LD 500" virtual investor conference. In July, Sphere 3D and Rainmaker announced their intended merger, after which the combined entity would develop the Water-as-a-Service business being pursued by Rainmaker.

Sphere 3D proposed incoming Chairman Aris Kekedjian will present the strategic plan for the combined company post-merger.  The formal presentation will take place on Friday, September 4 at 7:00 AM PDT / 10 AM EDT.  Mr. Kekedjian will also be available for 1x1 meetings throughout the day.

Attendance to the LD 500 virtual conference is free and accessible to everyone.  Register here: https://ld500.ldmicro.com/

For any additional questions, please contact David Scher at david@ldmicro.com or visit www.ldmicro.com.

View Rainmaker's conference profile here: http://www.ldmicro.com/profile/RAKR

About Rainmaker Worldwide

Rainmaker Worldwide Inc. (OTC: RAKR) is a leader in technology that produces clean, affordable water. Headquartered in Peterborough, Canada, with an innovation and manufacturing center in Rotterdam, Netherlands, the Company's patented water technology provides economical drinking water at scale wherever it's needed. Rainmaker's goal is to be a global leader in solving the worldwide water crisis.  Rainmaker Worldwide Inc was recognized as the Best Community Impact Water Solutions Global 2020 by Capital Finance International.  For more information about Rainmaker, visit www.rainmakerww.com.

About Sphere 3D:
Sphere 3D Corp. (NASDAQ: ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premise implementations through its global reseller network and professional services organization. Sphere 3D has a portfolio of brands, including HVE ConneXions, UCX ConneXions, and SnapServer® dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D and @HVEconneXions

About LD Micro

Back in 2006, LD Micro began with the sole purpose of being an independent resource to the microcap world. What started as a newsletter highlighting unique companies, has transformed into the pre-eminent event platform in the space. The upcoming "500" in September is the Company's most ambitious project yet, and the first event that is accessible to everyone.

Contacts

Rainmaker Investor Relations:

The Blueshirt Group

Whitney Kukulka

Managing Director

+1 (415) 489-2188

investors@rainmakerww.com

Source: Rainmaker Worldwide via LD Micro

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No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Sphere and Rainmaker intend to file with the SEC a registration statement on Form S-4 or F-4, as applicable, which will contain an information statement of Rainmaker and a proxy statement/prospectus of Sphere (the "Proxy Statement/Prospectus"), and intend to mail the definitive proxy statement/prospectus to the Company's stockholders when available. SECURITY HOLDERS OF SPHERE AND RAINMAKER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY RELATED AMENDMENTS, SUPPLEMENTS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SPHERE, RAINMAKER, THE PROPOSED TRANSACTION AND RELATED MATTERS. Security holders may obtain free copies of the Proxy Statement/Prospectus and other documents (when available) that Sphere and Rainmaker file with the SEC through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Sphere, Rainmaker and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Rainmaker in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the definitive Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Sphere's executive officers and directors is included in Sphere's proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on December 6, 2019 and in Sphere's Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on May 14, 2020 and amended on May 15, 2020 ("Annual Report"). Changes in the director or indirect interests of Sphere's directors and executive officers are set forth in Forms 3, 4 and 5 as filed with the SEC. These documents are available free of charge as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and these include statements using the words such as will and expected, and similar statements. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations of Sphere. Risks and uncertainties include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect Sphere's business and the price of its common stock, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the stockholders of Rainmaker, and the receipt of certain governmental and regulatory approvals, (iii) the failure of Sphere and Merger Sub to obtain the necessary financing, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the effect of the announcement or pendency of the transaction on Sphere's or Rainmaker's business relationships, operating results, and business generally, (vi) risks that the proposed transaction disrupts Sphere's or Rainmaker's current plans and operations, (vii) risks related to diverting management's attention from Sphere's or Rainmaker's ongoing business operations, and (viii) the outcome of any legal proceedings that may be instituted against Sphere, Rainmaker or Merger Sub related to the Merger Agreement or the transaction contemplated thereby. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Sphere described in the "Risk Factors" section of Sphere's Annual Report and other reports and documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Sphere assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Sphere does not give any assurance that it will achieve its expectations.